SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of 12 February, 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. 3rd Quarter Results announcement made on 12 February, 2009

                                                                                                                                                                                      12 February 2009

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER TO 31 DECEMBER 2008

	Third quarter to 31 December
	2008	2007	Change
	£m	£m	%
Revenue	5,437	5,154	5
EBITDA [1] before one-off charges[2]	1,336	1,469	(9)
EBITDA [1]	1,000	1,469	(32)
Operating profit[1]	277	737	(62)
Profit before tax[1]	113	601	(81)
Free cash flow	(32)	(221)	n/m
Earnings per share[1]	1.1p	5.9p	(81)

Key points:

•	Revenue growth of 5% driven by acquisitions and foreign exchange

•	EBITDA [1] decline due to poor performance in BT Global Services and one-off charges

•	Rest of the business performed ahead of expectations, with EBITDA[1] growth of 5% being the best year on year performance for five years

•	Total one-off charges of £336m as a result of the financial and contract reviews in BT Global Services

•	Completion of the ongoing contract and operational reviews may result in further substantial one-off charges in the fourth quarter

•	Decisive action to improve performance in BT Global Services

•	Free cash flow improved due to lower working capital outflow and lower capital expenditure

•	Total labour resource reduction of 9,500 in the nine months to 31 December

•	BT's retail share of the DSL and LLU installed base remained steady at 34% (28% share of net additions in the quarter)

•	BT Global Services order intake remained steady at £1.8bn in the quarter and £8.3bn over the past 12 months

Ian Livingston, Chief Executive, commenting on the third quarter results, said:

"Three of our businesses performed ahead of expectations in the quarter and the group, excluding Global Services, delivered the best year on year profit growth for five years. However, as previously announced, the group results have been severely impacted by the performance of our Global Services division.

"We need to build a solid base in Global Services from which we can deliver positive cash flows. We have already announced changes in management and are making significant financial and operational changes to the business. We are also trying to change the division's cash flow profile to ensure it's less concentrated towards the fourth quarter and, as a result, fourth quarter cash inflow in Global Services will be significantly lower than last year's exceptionally high figure.

"With our focus on improving the performance of Global Services, continued cost savings and control on capex across the group, we expect group free cash flow, before any pension deficit payments, to be over £1bn next year."

BT Group plc

RESULTS FOR THE THIRD QUARTER TO 31 DECEMBER 2008

Group results

	Third quarter to 31 December			Nine months to 31 December
	2008	2007	Change	2008	2007	Change
	£m	£m	%	£m	£m	%
Revenue	5,437	5,154	5	15,917	15,282	4
EBITDA
- before one-off charges, specific items and leaver costs	1,336	1,469	(9)	4,198	4,342	(3)
- before specific items and leaver costs	1,000	1,469	(32)	3,862	4,342	(11)
- after specific items and leaver costs	967	1,314	(26)	3,655	3,895	(6)
Operating profit
- before one-off charges, specific items and leaver costs	613	737	(17)	2,099	2,208	(5)
- before specific items and leaver costs	277	737	(62)	1,763	2,208	(20)
- after specific items and leaver costs	244	582	(58)	1,556	1,761	(12)
Profit before taxation
- before one-off charges, specific items and leaver costs	449	601	(25)	1,652	1,919	(14)
- before specific items and leaver costs	113	601	(81)	1,316	1,919	(31)
- after specific items and leaver costs	116	447	(74)	1,145	1,482	(23)
Earnings per share
- before one-off charges, specific items and leaver costs	4.3p	5.9p	(27)	16.2p	18.0p	(10)
- before specific items and leaver costs	1.1p	5.9p	(81)	13.0p	18.0p	(28)
- after specific items and leaver costs	1.3p	4.5p	(71)	11.6p	16.1p	(28)

Capital expenditure	762	863	(12)	2,330	2,565	(9)
Free cash flow	(32)	(221)	n/m	(397)	(202) [3]	n/m
Net debt				11,060	10,175	9

Line of business results

					Operating
	Revenue	Change	EBITDA [1]	Change	profit (loss)[1]	Change
	£m	%	£m	%	£m	%
BT Global Services	2,253	15	(319)	n/m	(501)	n/m
BT Retail	2,134	(0.6)	428	6	316	9
BT Wholesale	1,183	(2)	319	(7)	141	18
Openreach	1,329	0.8	533	9	344	7
Other	11	57	39	n/m	(23)	(21)
Intra-group items	(1,473)				-	-
Total	5,437	5	1,000	(32)	277	(62)

Notes:

Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and earnings per share (EPS) and operating costs is measured before specific items and leaver costs. Unless otherwise stated, the change in results is year on year. Underlying revenue, underlying operating costs and underlying EBITDA refer to the amount excluding contribution from acquisitions and exchange rate movements.

The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 21. Leaver costs are shown in note 3 on page 20.

The income statement, cash flow statement and balance sheet are provided on pages 12 to 16. A reconciliation of EBITDA to group operating profit is provided on page 24. A definition and reconciliation of free cash flow and net debt are provided on pages 22 to 24.

1 Before specific items and leaver costs
2 One-off charges of £336m relate to BT Global Services
3 Includes payment of pension deficiency contributions of £320m and tax receipts of £504m

Enquiries:

Press office:
Peter Morgan	Tel: 020 7356 5151

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00 a.m today.

The fourth quarter and full year results are expected to be announced on 14 May 2009.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit  www.bt.com/aboutbt

BT Group plc

RESULTS FOR THE THIRD QUARTER TO 31 DECEMBER 2008

GROUP RESULTS

Results overview

Revenue of £5,437m was 5% higher in the quarter, benefiting from favourable foreign exchange movements of £198m and the impact of acquisitions of £153m. EBITDA before one-off charges decreased by 9% to £1,336m due to the poor performance within BT Global Services. The rest of the group has performed well and delivered results ahead of expectations with EBITDA growth of 5% being the best year on year performance for five years. Both BT Retail and Openreach delivered growth in EBITDA and in BT Wholesale the rate of year on year EBITDA decline has slowed compared with recent quarters. This good performance is primarily due to the effective delivery of cost savings within each of these lines of business. Foreign exchange movements have negatively impacted EBITDA by £17m and the impact of acquisitions increased EBITDA by £12m. As a result of the impact of BT Global Services' results, EPS decreased by 81% to 1.1p.

EBITDA before one-off charges in BT Global Services of £17m is disappointing and is primarily due to high costs and the slow delivery of cost savings, the continued decline in higher margin UK business, changes in assumptions and estimates on some major contracts and the negative effect of foreign exchange movements. The new management team in this division and the new group finance director are reviewing the financial position of BT Global Services and its major contracts. The financial review covers the financial performance of the business and balance sheet position as at 31 December 2008. The contract reviews involve a reassessment of the estimates and assumptions associated with certain major contracts and have been conducted jointly with external advisers. The reviews cover the largest and most complex contracts and take into account a more cautious view of the recognition of cost efficiencies and other changes in assumptions and estimates, particularly in light of the current economic outlook.  Substantial one-off charges of £336m have been recorded in the quarter as a result of these financial and contract reviews. After the impact of these one-off charges, group EBITDA decreased by 32% to £1,000m.

The remaining contract reviews, together with ongoing commercial discussions in respect of two of our largest contracts, are likely to be completed during the fourth quarter. These may result in further substantial one-off charges in the current financial year, the need for and size of which will be highly dependent on the outcome of the ongoing discussions.

We have also initiated a review of BT Global Services' operations which will help us drive our cost savings initiatives and further enhance our ability to serve customers. We remain committed to the success of this division and believe these changes will create a stronger business that can deliver positive cash flow in the future and excellent customer service. The operational review we are conducting may also result in additional substantial one-off charges in respect of the reorganisation of the division, rationalisation of networks and other measures to reduce the future cost base of BT Global Services. The business continues to offer a compelling customer proposition and order intake in BT Global Services remains steady, with contract wins of £1.8bn in the third quarter and £8.3bn achieved over the past 12 months.

We had 13.6m wholesale broadband connections (DSL and LLU) at 31 December 2008, including 5.5m LLU lines. There were 296,000 net additional broadband connections in the quarter. Our retail share of those net additions was 28%. In the maturing broadband market, we remain the UK's number one retail broadband provider with a customer base of 4.7m and a retail market share of the DSL and LLU installed base of 34% at 31 December 2008.

Outlook

While we expect to continue to deliver revenue growth for the full year, group EBITDA and EPS will be affected by the poor performance and one-off charges in BT Global Services.  In BT Retail, we expect to see continued EBITDA growth in the fourth quarter. In BT Wholesale, the trends seen in prior quarters are expected to improve in the fourth quarter and we expect Openreach to be broadly flat. We expect that, in aggregate, the group excluding BT Global Services will deliver EBITDA growth of around 3% in the fourth quarter. In BT Global Services, the ongoing contract and operational reviews may result in further substantial one-off charges in the fourth quarter.

We need to build a solid base in BT Global Services from which we can deliver positive cash flows. We have already announced changes in management and are making significant financial and operational changes to the business. We are also trying to change the division's cash flow profile to ensure that it is more predictable throughout the year and less concentrated towards the fourth quarter. As a result, the fourth quarter cash inflow in BT Global Services will be significantly lower than last year's exceptionally high figure.

With our focus on improving the performance of BT Global Services, continued cost savings and control on capital expenditure across the group, we expect group free cash flow, before any pension deficit payments, to be over £1bn next financial year.

OPERATING REVIEW

BT Global Services

	Third quarter to 31 December				Nine months to 31 December
	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Revenue	2,253	1,965	288	15	6,462	5,663
Gross profit before one-off charges	610	695	(85)	(12)	1,964	2,020
SG&A before one-off charges	593	480	113	24	1,633	1,441
EBITDA before one-off charges	17	215	(198)	(92)	331	579
One-off charges	(336)	-	(336)	n/m	(336)	-
EBITDA	(319)	215	(534)	n/m	(5)	579
Depreciation & amortisation	182	193	(11)	(6)	(535)	543
Operating (loss) profit	(501)	22	(523)	n/m	(540)	36

Revenue

Revenue from our BT Global Services division increased by 15% to £2,253m, due to the impact of foreign exchange rate movements which contributed 9% and acquisitions which contributed 6%. Underlying revenue was broadly flat at £1,957m.  We saw a continued strong performance outside the UK, with revenue growth of 40%, including the impact of foreign exchange and recent acquisitions, which offset a UK revenue decline of 3%.

Total order intake in the quarter remained steady at £1.8bn, leading to a 12 month rolling order intake of £8.3bn compared with £8.6bn last year. In the current economic environment we expect customers to take longer to make decisions which may lead to a slowdown in the conversion of prospects into customer orders. Our products and services are well placed to help our global customers reduce costs and streamline their businesses in a challenging market environment. We are seeing continued interest in network operational efficiency, workforce management, unified communications (especially telepresence and conferencing) and global hosted contact centre solutions as our customers respond to current market conditions. This is evidenced in the contracts signed in the quarter, which include Swift, which provides the communications platform, products and services to connect over 8,600 banking organisations, securities institutions and corporate customers in more than 208 countries, for the provision of BT's Unified Communications Video solution, connecting offices across Europe, the US and Asia. We also signed a contract with Munich Re, the world's biggest re-insurer, covering locations across 33 countries for security and network services.

We have strengthened our position in the public sector with contract wins with central and local government in the UK, including an extension to our existing arrangement with Liverpool City Council and a new contract with Sandwell Metropolitan Borough Council. Outside the UK, government contracts include a contract with Barcelona City Council for 500 connections across the city that will provide free internet access and a contract with the Colombian government supporting digital inclusion, through which BT will convert 755 public schools into telecentres. BT is also part of the Match consortium that won a €30m contract for the housing and hosting of the national IT infrastructure of the Dutch Ministry of Home Affairs.

Operating results

EBITDA before one-off charges decreased to £17m, primarily due to high costs and the slow delivery of cost savings, the continued decline in higher margin UK business, changes in assumptions and estimates on some major contracts and the negative effect of foreign exchange movements. Depreciation and amortisation decreased by 6% to £182m due to lower depreciation in respect of UK assets supporting customer contracts, which has been partially offset by the adverse impact of foreign exchange movements. One-off charges of £336m were recorded as a result of the financial and contract reviews within BT Global Services, resulting in an EBITDA loss of £319m. The remaining contract reviews, together with ongoing commercial discussions in respect of two of our largest contracts are likely to be completed in the fourth quarter. These may result in further substantial one-off charges in the current financial year.

The operational review currently underway in BT Global Services will help us drive cost savings and create a stronger business that can deliver positive cash flow in the future and excellent customer service. The review may result in additional substantial one-off charges in respect of the reorganisation of BT Global Services, rationalisation of networks and other measures to reduce the future cost base. We have a number of cost saving initiatives in place around external procurement, access costs and the workforce. To date BT Global Services has reduced total labour resource by some 1,500 and further reductions are expected by the end of the current financial year. We do not expect to see the impact of these and other cost savings programmes until the 2009/10 financial year.

BT Retail

	Third quarter to 31 December				Nine months to 31 December
	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Revenue	2,134	2,146	(12)	(0.6)	6,370	6,319
Gross profit	799	802	(3)	(0.4)	2,402	2,329
SG&A	371	400	(29)	(7)	1,185	1,209
EBITDA	428	402	26	6	1,217	1,120
Depreciation & amortisation	112	111	1	0.9	314	326
Operating profit	316	291	25	9	903	794

BT Retail's revenue decreased by 0.6% to £2,134m as a result of a 7% decline in calls and lines revenue, which was partially offset by 8% growth in networked IT services revenue and 10% growth in broadband and convergence revenue. Excluding the impact of foreign exchange movements and acquisitions, revenue declined by 3%.

Gross margin was held flat in the quarter at 37.4% despite the challenging economic environment and competitive pressures. A strong focus on cost control resulted in a net reduction of 7% in SG&A costs, after absorbing the costs associated with recent acquisitions. After adjusting for the impact of foreign exchange movements and acquisitions, SG&A costs reduced by 10%.

These savings have been delivered through focused cost transformation programmes in all BT Retail businesses. The contact centres have improved the quality of service delivered to customers, while also reducing overall costs by 16%. This was achieved by improving the business processes under the 'right first time' initiative which is already delivering benefits to customers, having reduced repair call volumes by 10%. The billing unit has achieved 12% savings with a focus on improved bad debt management, labour productivity, systems rationalisation and supplier management.  Ireland has also delivered savings through labour efficiencies, property rationalisation and optimisation of marketing spend. All of these actions have contributed to a 6% increase in EBITDA to £428m.

Consumer

In the Consumer division, revenue declined by 6%. Revenue from calls and lines continued to decline with an increased rate of decline in consumer lines, partly offset by an increase in broadband revenue. The BT Vision customer base has now reached more than 398,000 customers. An increasing number of new BT Vision customers are subscribing to one or more of the on-demand programming packages that are available.

Broadband revenue grew by 9% with net additions of 83,000 in the quarter, taking total customers to 4.7m and retaining BT's status as the UK's most popular broadband supplier. BT's retail market share of the DSL and LLU installed base remained steady at 34% at 31 December 2008.

During the quarter, use of BT's high speed wireless broadband (Wi-Fi) network continued to increase, and more commercial and residential locations have been added. BT Openzone minutes almost doubled in the quarter compared with the prior year and usage is up 13% on the previous quarter. Further UK hotspots have been added, and new agreements signed with international operators Swisscom Hospitality Services and SFR in France. BT Openzone is now also available at more than 50,000 worldwide locations through roaming partners. BT FON membership continued to climb and members now total 163,000, up 9% on the previous quarter. BT customers can now go online at over 120,000 locations in the UK and Ireland with extensive coverage across 12 major city centres.

BT continues to drive value propositions for BT customers, with the launch of the BT Mobile Saver plan which significantly cuts the cost of making a call to a mobile phone from a landline, and calls to 0845 and 0870 numbers are now free in call packages. BT is the first UK phone company to make these calls free for customers. In the quarter an increased number of customers have switched to higher value call packages, recognising the value these packages offer.

Business

The BT Business division achieved 0.4% revenue growth in the quarter, with growth in mobility and convergence and networked IT services revenue being partly offset by a decline in calls and lines revenue.  BT Business has a strong commitment to delivering IT and communications services to meet the requirements of small and medium enterprises (SMEs), which has generated good growth in networked IT services revenue over the last year. BT Business now provides IT services to more than 50,000 small and medium businesses across the UK. The number of customers registered on BT Tradespace, the online community and marketplace for UK SMEs, has now grown to over 319,000 customers. BT Business also launched the first broadband package to offer mobile broadband as part of an all-inclusive option that enables SMEs to connect on the move for free.

Enterprises

The Enterprises division delivered revenue growth of 18%, largely driven by growth in BT Conferencing with the acquisition of Wire One Communications, and by BT Directories following the acquisition of Ufindus. After adjusting for foreign exchange and acquisitions, Enterprises revenue was broadly flat.  BT Conferencing held its position as the number one video conferencing provider in the world and also secured several significant contracts during the quarter.

BT Ireland

BT Ireland's revenue increased by 5% due to the impact of foreign exchange movements and delivered growth in EBITDA due to good cost efficiencies. Key contracts secured in the quarter include Danske Bank, EMC and the Police Service of Northern Ireland.

BT Wholesale

	Third quarter to 31 December				Nine months to 31 December
	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Revenue	1,183	1,205	(22)	(2)	3,507	3,779
Gross profit	358	399	(41)	(10)	1,074	1,228
SG&A	39	55	(16)	(29)	113	147
EBITDA	319	344	(25)	(7)	961	1,081
Depreciation & amortisation	178	224	(46)	(21)	520	643
Operating profit	141	120	21	18	441	438

Revenue

BT Wholesale's revenue declined by 2% to £1,183m, continuing the slowdown in the rate of decline during the financial year. The year on year revenue decline continues to reflect the reduction in low margin transit revenue (£36m), conveyance revenue (£28m) and broadband revenue (£31m) as a result of continued migrations to LLU. We expect to see further declines in our transit revenue going forward from both the price effect of the reduction in mobile termination rates and volumes as customers connect directly to each other. This decline was partially offset by continued good performance in our managed network solutions business where revenue increased by 118% to £166m, with the new MBNL mobile access deal and Post Office contract being key contributors. Managed network solutions revenue now represents 19% of external revenue (Q3 07/08: 9%). BT Wholesale has now signed long term managed services contracts with more than half of its 15 largest wholesale customers by revenue.

Operating results

Gross profit decreased by 10% to £358m, principally reflecting the impact of LLU migrations. The gross margin impact of the revenue decline was partially offset through cost efficiency initiatives. Our headcount driven cost efficiency programmes contributed to reductions in SG&A costs of 29%. In addition, continued improvements in operational performance and our focus on getting processes 'right first time' is helping to eliminate costs through improved quality of service. We expect to benefit from further improvements in this area during the remainder of the year.

EBITDA decreased by 7% to £319m, a slowdown in the rate of decline since the second quarter. Depreciation and amortisation reduced by 21% to £178m as a result of lower depreciation on legacy assets, contributing to an operating profit of £141m.

3.7m UK homes and businesses were receiving services through our wholesale white label platforms at 31 December 2008, an increase of around 300,000 in the quarter.

We continued the roll out of our 21st  Century Network (21CN) supported next generation broadband and Ethernet services during the quarter. Progress on rolling out Ethernet to date means that BT Wholesale now has the largest Ethernet footprint in the UK market and, by the end of this financial year, we will be twice as large as BT's nearest wholesale competitor.

Openreach

	Third quarter to 31 December				Nine months to 31 December
	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
External revenue	257	218	39	18	728	637
Revenue from other BT lines of business	1,072	1,100	(28)	(3)	3,210	3,309
Revenue	1,329	1,318	11	0.8	3,938	3,946
Operating costs	796	829	(33)	(4)	2,425	2,504
EBITDA	533	489	44	9	1,513	1,442
Depreciation & amortisation	189	166	23	14	562	517
Operating profit	344	323	21	7	951	925

Revenue

Openreach's external revenue increased by 18% to £257m, driven by the increase in the provision of Ethernet backhaul services and the migration of lines to LLU and WLR by external communication providers (CPs). At 31 December 2008 we had 5.5m external LLU lines (net additions of 0.4m in the quarter) and 5.3m WLR lines and channels (net additions of 0.2m in the quarter).

Revenue from other BT lines of business decreased by 3% to £1,072m, primarily due to the impact of the continued migration to LLU and WLR by external CPs and lower connections as a result of external factors such as the downturn in the housing market. At 31 December 2008 we had 8.1m LLU lines, and 20.4m WLR lines and channels with other BT lines of business which are down 0.1m and 0.7m, respectively, in the quarter due to the volume shift from wholesale broadband to LLU. Total revenue at £1,329m has increased by 0.8%.

Operating results

Operating costs were reduced by £33m to £796m in the quarter. The health of our network continues to improve with the number of access faults falling by 21%. We are also continuing to improve our performance on 'right first time', such as significant reductions in MPF early life failures of 37%. These improvements and the lower levels of connection and migration activity have enabled us to significantly reduce the amount of third party resource and overtime and also to focus on proactive capital investment. The benefits from this and a number of other cost reduction activities such as cable recovery have more than offset the effects of inflation, resulting in an overall 4% reduction in operating costs.

This has contributed to the increase in EBITDA of 9% to £533m. Depreciation and amortisation costs increased by £23m to £189m due to increased depreciation across all asset classes, reflecting the high level of capital investment expenditure in prior periods on equivalent systems, provisioning activity and on improving the health of the network. Operating profit increased by 7% to £344m.

We have now concluded an extensive CP consultation around another product in our Next Generation Access (NGA) portfolio, Generic Ethernet Access over Fibre to the Cabinet. Five CPs have signed up to support a pilot of the service in the Summer. The product will initially support speeds of up to 40Mbps.

A number of price changes have recently taken effect. There have been major reductions in our Ethernet portfolio in both connection and rental prices with effect from 1 February 2009. This will support and improve the access and backhaul markets in the UK at lower costs and support the growth of data intensive applications.

OFCOM has issued its FFR consultation document 'New Pricing Framework for Openreach' which recognises that unbundled line prices will rise and the final decision is expected to allow the price to increase from 1 April 2009.

GROUP FINANCIAL REVIEW

Group revenue

Revenue in the quarter was £5,437m, an increase of 5%. Foreign exchange movements and the impact of acquisitions contributed £198m and £153m, respectively, to revenue growth. Underlying revenue decreased by 1%.

Product revenue

Managed solutions revenue, including MPLS and networked IT services, increased by 23% to £1,662m, and broadband and convergence revenue increased by 6% to £679m. This was partially offset by an 8% decline in revenue from calls and lines to £1,558m, a continuation of the recent trend. Revenue from transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products increased by 4% to £1,538m.

Customer segment revenue

Revenue from our Major corporate customer segment increased by 15% to £2,166m, primarily reflecting the favourable impact of foreign exchange movements and recent acquisitions. Excluding these, Major corporate revenue was held flat despite the challenging economic conditions.

Revenue from our Business customer segment (comprising smaller and medium sized UK businesses) increased by 2% to £659m, due to growth in mobility and convergence and networked IT services revenues.

Revenue from our Consumer customer segment decreased by 6% to £1,218m, with the impact of lower calls and lines revenue being partially offset by growth in broadband revenue. The 12 month rolling average revenue per consumer household increased by £2 in the quarter to £285, reflecting the increasing number of customers buying multiple services from BT, particularly the take up of broadband in our existing customer base, together with the successful retention of higher value customers.

Wholesale (UK and global carrier) customer revenue increased by 4% to £1,383m, reversing the trend seen in recent quarters. The increase is the result of higher revenues from LLU, managed network solutions and our global carrier business, which were partially offset by the decline in low margin transit revenue, conveyance volumes and revenue from DSL broadband.

Operating results

Other operating income decreased by £12m to £71m and includes income from the sale of scrap materials and cable recoveries, together with income from the sale of intellectual property.

Group operating costs before depreciation and amortisation and leaver costs, excluding BT Global Services, decreased by 4% to £1,930m, or 7% on an underlying basis excluding foreign exchange rate movements of £31m and acquisitions of £32m. The reduction reflects the success of our cost savings initiatives, which delivered gross savings of £141m in the quarter. As part of our cost savings initiatives we have reduced our total labour resource by around 9,500 in the nine months to 31 December and we expect to achieve a reduction of  more than 10,000 by the end of the financial year. Most of the reductions will be in the area of indirect labour, including agency, contractors, subcontractors and offshore workers.

Total group operating costs before leaver costs increased by 16% to £5,231m, largely due to the impact of one-off charges in BT Global Services of £336m, foreign exchange rate movements of £215m and acquisitions of £141m. Underlying operating costs before leaver costs, excluding the impact of one-off charges in BT Global Services, increased by 1%. Staff costs increased by 3% to £1,317m, largely due to acquisitions made in the past 12 months, with the impact of pay inflation being more than offset by cost savings. Leaver costs were £33m (Q3 07/08: £20m). Payments to other telecommunication operators increased by 7% to £1,094m as a result of foreign exchange movements. Other operating costs before specific items of £2,289m increased by 39%, largely reflecting the impact of the one-off charges within BT Global Services, the adverse impact of foreign exchange, the impact of acquisitions and the slower delivery of cost efficiency savings within BT Global Services.

Group EBITDA before one-off charges decreased by 9% to £1,336m due to the poor performance within BT Global Services, which was partially offset by the strong performance in the other lines of business. Depreciation and amortisation decreased by 1% to £723m.

Group operating profit before specific items and leaver costs decreased by 62% to £277m.

Net finance expense

Net finance expense before specific items was £180m, an increase of £46m. The increase primarily reflects the higher average net debt, due mainly to the share buyback programme which was suspended at the end of July 2008 and the cost of acquisitions, together with a £26m reduction in net finance income associated with our defined benefit pension scheme to £79m. In addition, the fair value movements on economic hedges that do not qualify for hedge accounting under IAS 39 reduced by £15m. In the prior year the fair value movements included a charge of £26m on a low cost borrowing transaction which was marginally earnings positive after tax in the period.

Taxation

The effective tax rate on the profit before specific items was 22.8% in the nine months to 31 December (Q3 07/08: 20.7%) compared with the UK statutory rate of 28% (FY 07/08: 30%), reflecting the lower effective tax rate on our overseas profits and the continued focus on tax efficiency within the group.

Specific items

Specific items are defined in note 4 on page 21.

The specific item credit of £36m relates to the reassessment of the value of our share of the net assets of an associated undertaking.

Specific items in the prior period included restructuring costs of £76m relating to the group's transformation and reorganisation activities, a charge of £50m as a result of the completion of the review of circuit inventory and other working capital balances and losses on business disposals of £9m.

Earnings per share

Earnings per share before specific items and leaver costs decreased by 81% to 1.1p. This is based on average shares in issue of 7,733m (Q3 07/08: 8,037m) with the reduction being due to the shares repurchased under the buyback programme.

Cash flow and liquidity

Net cash inflow from our operating activities in the third quarter was £1,060m (Q3 07/08: £1,000m). Free cash flow was an outflow of £32m, an improvement of £189m over the prior year. The lower free cash outflow reflects the impact of the lower working capital outflow, lower capital expenditure, lower restructuring costs and the timing of interest payments. Free cash flow is defined and reconciled in note 7 on page 22.

Net cash outflow for the purchase of property, plant and equipment and software was £789m (Q3 07/08: £877m). The net cash outflow on acquisition of subsidiaries in the quarter was £29m (Q3 07/08: £42m)   and related to deferred consideration in respect of acquisitions completed in prior periods.

In advance of the difficult credit market conditions, we have raised long term funds of £4.3bn in the period since June 2007. Our total term debt and committed facilities of £13.3bn provide us with a strong liquidity and funding position and, based on current expectations, the group has no significant re-financing requirements until December 2010. Cash collection from our customers remains strong, in spite of the current economic conditions.

Capital expenditure

Capital expenditure decreased by 12% to £762m due to a reduction in expenditure on legacy transmission and exchange assets, reduced provisioning volumes in Openreach reflecting a lower level of house moves and lower LLU volumes from other CPs. This has been partly offset by increased expenditure on 21CN as we move towards our 40% availability of ADSL 2+ for the addressable market by April 2009.

Net debt

Net debt was £11,060m at 31 December 2008 (31 December 2007: £10,175m; 31 March 2008: £9,460m). This increase mainly reflects £0.7bn invested in the share buyback programme and acquisitions over the past 12 months. Net debt is defined and reconciled in note 8 on page 23.

Pensions

The IAS 19 net pension position at 31 December 2008 was a deficit of £1.7bn net of tax (£2.4bn gross of tax), compared with a surplus of £2.0bn at 31 March 2008 (£2.8bn gross of tax), being a decrease of £3.7bn net of tax (£5.2bn gross of tax). The market value of the BT Pension Scheme assets was £31.5bn at 31 December 2008 (31 March 2008: £37.3bn). The value of the BT Pension Scheme liabilities was £33.8bn (31 March 2008: £34.4bn). The IAS 19 position is based on an AA bond rate of 6.45% (31 March 2008: 6.85%) and an inflation rate of 2.70% (31 March 2008: 3.50%).

Pension review

In November 2008 we announced a review of our UK pension arrangements. We concluded the consultation with employees in January and will be implementing the proposed changes in the BT Pension Scheme with effect from 1 April 2009.

FINANCIAL STATEMENTS

Group income statement

for the third quarter to 31 December 2008

		Before	Specific items
		specific items	(note 4)	Total
	Notes	£m	£m	£m
Revenue	2	5,437	-	5,437
Other operating income		71	-	71
Operating costs	3	(5,264)	-	(5,264)
Operating profit		244	-	244

Finance expense		(843)	-	(843)
Finance income		663	-	663
Net finance expense	5	(180)	-	(180)

Share of post tax profits of associates and joint ventures		16	36	52
Profit before taxation		80	36	116

Taxation		(19)	-	(19)
Profit for the period attributable to equity shareholders		61	36	97

Earnings per share	6
- basic		0.8p		1.3p
- diluted		0.8p		1.3p

Group income statement

for the third quarter to 31 December 2007

		Before	Specific items
		specific items	(note 4)	Total
	Notes	£m	£m	£m
Revenue	2	5,154	-	5,154
Other operating income		83	(9)	74
Operating costs	3	(4,520)	(126)	(4,646)
Operating profit		717	(135)	582

Finance expense		(768)	-	(768)
Finance income		634	-	634
Net finance expense	5	(134)	-	(134)

Share of post tax losses of associates and joint ventures		(2)	-	(2)
Profit on disposal of associate		-	1	1
Profit before taxation		581	(134)	447

Taxation		(120)	38	(82)
Profit for the period attributable to equity shareholders		461	(96)	365

Earnings per share	6
- basic		5.7p		4.5p
- diluted		5.6p		4.4p

Group income statement

for the nine months to 31 December 2008

		Before	Specific items
		specific items	(note 4)	Total
	Notes	£m	£m	£m
Revenue	2	15,917	-	15,917
Other operating income		268	-	268
Operating costs	3	(14,564)	(65)	(14,629)
Operating profit		1,621	(65)	1,556

Finance expense		(2,460)	-	(2,460)
Finance income		1,991	-	1,991
Net finance expense	5	(469)	-	(469)

Share of post tax profits of associates and joint ventures		22	36	58
Profit before taxation		1,174	(29)	1,145

Taxation		(268)	18	(250)
Profit for the period		906	(11)	895
Attributable to:
Equity shareholders		905	(11)	894
Minority interests		1	-	1

Earnings per share	6
- basic		11.7p		11.6p
- diluted		11.7p		11.5p

Group income statement

for the nine months to 31 December 2007

		Before	Specific items
		specific items	(note 4)	Total
	Notes	£m	£m	£m
Revenue	2	15,282	-	15,282
Other operating income		223	(10)	213
Operating costs	3	(13,368)	(366)	(13,734)
Operating profit		2,137	(376)	1,761

Finance expense		(2,167)	-	(2,167)
Finance income		1,886	-	1,886
Net finance expense	5	(281)	-	(281)

Share of post tax losses of associates and joint ventures		(8)	-	(8)
Profit on disposal of associate		-	10	10

Profit before taxation		1,848	(366)	1,482

Taxation		(434)	264	(170)
Profit for the period		1,414	(102)	1,312
Attributable to:
Equity shareholders		1,413	(102)	1,311
Minority interests		1	-	1

Earnings per share	6
- basic		17.4p		16.1p
- diluted		17.0p		15.7p

Group statement of recognised income and expense

for the nine months to 31 December 2008

	Nine months to 31 December
	2008	2007
	£m	£m
Profit for the period	895	1,312

Actuarial (losses) gains on defined benefit pension schemes	(5,389)	753
Exchange differences on translation of foreign operations	768	96
Fair value gains (losses) on cash flow hedges	656	(2)
Movement in assets available for sale reserve	3	-
Tax on items taken directly to equity	1,251	(361)

Net (losses) gains recognised directly in equity	(2,711)	486
Total recognised (loss) income for the period	(1,816)	1,798
Attributable to:
Equity shareholders	(1,817)	1,793
Minority interests	1	5
	(1,816)	1,798

Group cash flow statement

for the quarter and nine months to 31 December 2008

	Third quarter to 31 December		Nine months to 31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Cash flow from operating activities
Cash generated from operations (note 7(a))	1,171	1,070	2,783	2,564
Income taxes (paid) received	(111)	(70)	(113)	314
Net cash inflow from operating activities	1,060	1,000	2,670	2,878

Cash flow from investing activities
Interest received	6	15	18	101
Dividends received from associates and joint ventures	2	1	5	2
Proceeds on disposal of property, plant and equipment	7	20	28	47
Proceeds on disposal of associates and joint ventures	-	2	-	13
Proceeds on disposal of non current financial assets	-	-	-	1
Acquisition of subsidiaries, net of cash acquired	(29)	(42)	(216)	(275)
Purchases of property, plant and equipment
and computer software	(796)	(897)	(2,365)	(2,541)
Purchases of non current financial assets	-	(1)	-	(2)
Purchases of current financial assets	(1,578)	(1,099)	(3,773)	(4,174)
Sale of current financial assets	970	1,428	3,391	3,727
Net cash used in investing activities	(1,418)	(573)	(2,912)	(3,101)

Cash flow from financing activities
Equity dividends paid	(19)	(23)	(806)	(809)
Dividends paid to minority interests	-	-	(1)	-
Interest paid	(311)	(359)	(753)	(688)
Repayments of borrowings	(76)	(441)	(694)	(1,177)
Repayment of finance lease liabilities	-	(279)	(9)	(291)
New bank loans and bonds	1	1,309	795	3,912
Net proceeds (repayment) on commercial paper	498	(444)	1,278	(20)
Repurchase of ordinary shares	-	(283)	(334)	(1,018)
Proceeds on issue of treasury shares	-	8	125	76
Net cash received (used) in financing activities	93	(512)	(399)	(15)

Effects of exchange rate changes	62	8	67	11
Net decrease in cash and cash equivalents	(203)	(77)	(574)	(227)

Cash and cash equivalents at beginning of period	803	607	1,174	757

Cash and cash equivalents, net of bank overdrafts,	600	530	600	530
at end of period (note 7(c))

Free cash flow (note 7(b))	(32)	(221)	(397)	(202)

Increase in net debt from cash flows	80	559	1,629	2,215

Group balance sheet

at 31 December 2008

	31 December	31 December	31 March
	2008	2007	2008
	£m	£m	£m
Non current assets
Intangible assets	4,190	3,124	3,355
Property, plant and equipment	15,609	15,278	15,307
Derivative financial instruments	2,730	66	310
Investments	54	29	31
Associates and joint ventures	123	75	85
Trade and other receivables	996	732	854
Retirement benefit assets of the BT Pension Scheme	-	942	2,887
Deferred tax assets	675	27	-
	24,377	20,273	22,829

Current assets
Inventories	141	143	122
Trade and other receivables	5,087	4,721	4,449
Derivative financial instruments	470	102	77
Investments	837	724	440
Cash and cash equivalents	792	948	1,435
	7,327	6,638	6,523

Total assets	31,704	26,911	29,352

Current liabilities
Loans and other borrowings	2,564	2,223	1,524
Derivative financial instruments	373	266	267
Trade and other payables	7,112	6,513	7,591
Current tax liabilities	367	404	241
Provisions	66	65	81
	10,482	9,471	9,704

Total assets less current liabilities	21,222	17,440	19,648

Non current liabilities
Loans and other borrowings	12,510	9,388	9,818
Derivative financial instruments	491	920	805
Other payables	782	646	707
Deferred tax liabilities	1,948	1,800	2,513
Retirement benefit obligations	2,413	96	108
Provisions	298	214	265
	18,442	13,064	14,216

Capital and reserves
Called up share capital	408	432	420
Reserves	2,337	3,915	4,989
Total equity shareholders' funds	2,745	4,347	5,409
Minority interests	35	29	23
Total equity	2,780	4,376	5,432

	21,222	17,440	19,648

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

These condensed consolidated financial statements ("the financial statements") comprise the financial results of BT Group plc for the quarters and nine months to 31 December 2008 and 2007, together with the audited balance sheet at 31 March 2008. The financial statements for the quarter and nine months to 31 December 2008 have been reviewed by the auditors and their review opinion is on page 25. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2008.

The financial statements have also been prepared in accordance with the accounting policies as set out in the 2008 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2008 Annual Report refers to new accounting standards and interpretations effective from 1 April 2008. None of these standards or interpretations have had a material impact on these financial statements.

The financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2008 were approved by the Board of Directors on 14 May 2008, published on 28 May 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

In the fourth quarter and full year to 31 March 2008 certain investments previously held within cash and cash equivalents were reclassified to current available-for-sale assets, as management considered this to be the more appropriate maturity classification. Balance sheet comparative amounts at 31 December 2007 have been reclassified by £724m to provide a consistent presentation. The impact in the cash flow statement for the quarter to 31 December 2007 has been to increase 'Sale of current financial assets' and 'Purchases of current financial assets' by £985m and £1,099m, respectively, and to decrease opening and closing cash and cash equivalents by £608m and £724m, respectively.

We draw your attention to the discussion of the ongoing operational and contract reviews on page 4. The contract reviews, together with ongoing commercial discussions in respect of two of our largest contracts are likely to be completed during the fourth quarter. These may result in further substantial one-off charges in the current financial year, the need for and size of which will be highly dependent on the outcome of the ongoing discussions.

2	Results of businesses

	(a)	Operating results

					Group
	External	Internal	Group	EBITDA	operating
	revenue	revenue	revenue	(i)	profit (loss)
	£m	£m	£m	£m	£m
Third quarter to 31 December 2008
BT Global Services	2,253	-	2,253	(319)	(501)
BT Retail	2,040	94	2,134	428	316
BT Wholesale	876	307	1,183	319	141
Openreach	257	1,072	1,329	533	344
Other	11	-	11	39	(23)
Intra-group items (ii)	-	(1,473)	(1,473)	-	-
Total	5,437	-	5,437	1,000	277

Third quarter to 31 December 2007
BT Global Services	1,965	-	1,965	215	22
BT Retail	2,074	72	2,146	402	291
BT Wholesale	890	315	1,205	344	120
Openreach	218	1,100	1,318	489	323
Other	7	-	7	19	(19)
Intra-group items (ii)	-	(1,487)	(1,487)	-	-
Total	5,154	-	5,154	1,469	737

Nine months to 31 December 2008
BT Global Services	6,462	-	6,462	(5)	(540)
BT Retail	6,113	257	6,370	1,217	903
BT Wholesale	2,585	922	3,507	961	441
Openreach	728	3,210	3,938	1,513	951
Other	29	-	29	176	8
Intra-group items (ii)	-	(4,389)	(4,389)	-	-
Total	15,917	-	15,917	3,862	1,763

Nine months to 31 December 2007
BT Global Services	5,663	-	5,663	579	36
BT Retail	6,116	203	6,319	1,120	794
BT Wholesale	2,847	932	3,779	1,081	438
Openreach	637	3,309	3,946	1,442	925
Other	19	-	19	120	15
Intra-group items (ii)	-	(4,444)	(4,444)	-	-
Total	15,282	-	15,282	4,342	2,208

(i)          Before specific items and leaver costs.

(ii)         Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

In 2008/09 we have allocated any over or under recovery of direct costs in BT Design and BT Operate to the four customer facing lines of business. This amounts to £34m of operating costs and £105m of depreciation in the nine months to 31 December 2008. In 2007/08 there was no such allocation as we were transforming the business and developing the trading model.

In 2008/09 we have allocated foreign exchange losses of £40m arising from the retranslation of intra group balances to the group's corporate treasury operations in the Other category. In 2007/08 there was no such allocation as the amounts involved were immaterial.

2	Results of businesses (continued)

	(b)	Product revenue analysis

		Third quarter to 31 December			Nine months to 31 December

	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Managed solutions	1,662	1,346	316	23	4,593	3,750
Broadband and convergence	679	639	40	6	1,968	1,890
Calls and lines	1,558	1,695	(137)	(8)	4,806	5,184
Transit, conveyance,
interconnect circuits,
WLR, global carrier and
other wholesale products	840	835	5	0.6	2,489	2,587
Other	698	639	59	9	2,061	1,871
	5,437	5,154	283	5	15,917	15,282

(c)	Revenue analysis by customer segment

		Third quarter to 31 December			Nine months to 31 December

	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Major corporate	2,166	1,882	284	15	6,182	5,422
Business	659	647	12	2	1,980	1,914
Consumer	1,218	1,292	(74)	(6)	3,682	3,812
Wholesale/carrier	1,383	1,326	57	4	4,044	4,115
Other	11	7	4	57	29	19
	5,437	5,154	283	5	15,917	15,282

(d)	Capital expenditure on property, plant, equipment, software and motor vehicles

		Third quarter to 31 December			Nine months to 31 December

	2008	2007	Change		2008	2007
	£m	£m	£m	%	£m	£m
Transmission equipment	323	267	56	21	776	835
Exchange equipment	16	13	3	23	35	68
Other network equipment	149	304	(155)	(51)	691	870
Computers and office equipment	46	71	(25)	(35)	108	126
Software	201	196	5	3	652	606
Motor vehicles and other	27	5	22	n/m	57	30
Land and buildings	-	7	(7)	n/m	11	30
	762	863	(101)	(12)	2,330	2,565

3	(a)	Operating costs

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Staff costs before leaver costs	1,317	1,273	4,001	3,869
Leaver costs	33	20	142	71
Staff costs	1,350	1,293	4,143	3,940
Own work capitalised	(192)	(177)	(505)	(556)
Net staff costs	1,158	1,116	3,638	3,384
Depreciation and amortisation	723	732	2,099	2,134
Payments to telecommunication operators	1,094	1,023	3,174	3,139
Other operating costs	2,289	1,649	5,653	4,711
Total before specific items	5,264	4,520	14,564	13,368
Specific items (note 4)	-	126	65	366
Total	5,264	4,646	14,629	13,734

(b)	Leaver costs

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
BT Global Services	12	1	38	11
BT Retail	2	2	9	7
BT Wholesale	1	-	3	1
Openreach	-	3	10	11
Other	18	14	82	41
Total	33	20	142	71

4	Specific items

BT separately identifies and discloses any significant one-off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Restructuring costs	-	76	65	292
Write off of circuit inventory and other
working capital balances	-	50	-	74
Specific operating costs	-	126	65	366
Loss on sale of non current asset investments	-	9	-	10
Reassessment of carrying value of associate	(36)	-	(36)	-
Profit on disposal of associate	-	(1)	-	(10)
Net specific items (credit) charge before tax	(36)	134	29	366
Tax credit on specific items	-	(38)	(18)	(110)
Tax credit on re-measurement of deferred tax	-	-	-	(154)
Net specific items (credit) charge after tax	(36)	96	11	102

5 Net finance expense

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Finance expense¹ before pension interest	266	261	729	646
Interest on pension scheme liabilities	577	507	1,731	1,521
Finance expense	843	768	2,460	2,167

Finance income before pension income	(7)	(22)	(25)	(50)
Expected return on pension scheme assets	(656)	(612)	(1,966)	(1,836)
Finance income	(663)	(634)	(1,991)	(1,886)

Net finance expense	180	134	469	281

Net finance expense before pensions	259	239	704	596
Interest associated with pensions	(79)	(105)	(235)	(315)
Net finance expense	180	134	469	281

1  Finance expense in the third quarter and nine months to 31 December 2008 includes a £21m and £29m net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance expense in the third quarter and nine months to 31 December 2007 includes a £36m and £39m net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. This includes a charge in the third quarter of £26m on a low cost borrowing transaction which was marginally earnings positive after tax in the period.

6	Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. The average number of shares in the periods were:

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	millions of shares		millions of shares
Basic	7,733	8,037	7,721	8,120
Diluted	7,772	8,241	7,769	8,332

7	(a)	Reconciliation of profit before tax to cash generated from operations

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Profit before tax	116	447	1,145	1,482
Depreciation and amortisation	723	732	2,099	2,134
Net finance expense	180	134	469	281
Associates and joint ventures	(52)	2	(58)	8
Share based payment	-	19	33	55
Loss on disposal of associates and non
current asset investments	-	8	-	-
Decrease (increase) in working capital	130	(294)	(1,000)	(1,219)
Provisions, pensions and other movements	74	22	95	(177)
Cash generated from operations	1,171	1,070	2,783	2,564

(b)	Free cash flow

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Cash generated from operations	1,171	1,070	2,783	2,564
Income taxes (paid) received	(111)	(70)	(113)	314
Net cash inflows from investing activities	1,060	1,000	2,670	2,878
Included in cash flows from investing activities
Net purchase of property, plant, equipment
and software	(789)	(877)	(2,337)	(2,494)
Net purchase of non current asset investments	-	(1)	-	(1)
Dividends received from associates	2	1	5	2
Interest received	6	15	18	101
Included in cash flows from financing activities
Interest paid	(311)	(359)	(753)	(688)
Free cash flow	(32)	(221)	(397)	(202)

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c)	Cash and cash equivalents

	At 31 December		At 31 March
	2008	2007	2008
	£m	£m	£m
Cash at bank and in hand	746	783	732
Short term deposits	46	165	703
Cash and cash equivalents	792	948	1,435
Bank overdrafts	(192)	(418)	(261)
Total	600	530	1,174

8	Net debt

Net debt at 31 December 2008 was £11,060m (31 December 2007: £10,175m; 31 March 2008: £9,460m).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £160m. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

(a)	Analysis of net debt

	At 31 December		At 31 March
	2008	2007	2008
	£m	£m	£m
Loans and other borrowings	15,074	11,611	11,342
Cash and cash equivalents	(792)	(948)	(1,435)
Investments	(837)	(724)	(440)
	13,445	9,939	9,467
Adjustments:
To re-translate currency denominated balances at
swapped rates where hedged	(2,070)	404	241
To recognise borrowing and investments at net
proceeds and unamortised discount	(315)	(168)	(248)
Net debt	11,060	10,175	9,460

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at 31 December 2008 was £12,527m (31 December 2007: £11,427m; 31 March 2008: £11,076m). The adjustment to retranslate currency denominated balances at swapped rates where hedged reflects the foreign exchange impact of currency swaps which offset the foreign exchange movement on revaluing currency loans and borrowings. At 31 December 2008, the balance sheet net derivative financial instruments movement primarily reflects this currency impact.

(b)	Reconciliation of movement in net debt

	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Net debt at beginning of period	11,028	9,618	9,460	7,914
Increase in net debt resulting from cash flows	80	559	1,629	2,215
Net debt assumed or issued on acquisitions	(20)	-	(2)	31
Currency movements	(38)	(1)	(46)	-
Other non-cash movements	10	(1)	19	15
Net debt at end of period	11,060	10,175	11,060	10,175

9 Statement of changes in equity

			Year to
	Nine months to 31 December		31 March
	2008	2007	2008
	£m	£m	£m
Shareholders' funds	5,409	4,238	4,238
Minority interest	23	34	34
Equity at beginning of period	5,432	4,272	4,272

Total recognised (expense) income for the period	(1,816)	1,798	3,903
Share based payment	32	38	55
Issues of shares	-	10	32
Tax on items taken directly to equity	-	-	(45)
Net purchase of treasury shares	(63)	(922)	(1,529)
Dividends on ordinary shares	(804)	(810)	(1,241)
Minority interest	(1)	(10)	(15)
Net changes in equity for the period	(2,652)	104	1,160

Equity at end of period
Shareholders' funds	2,745	4,347	5,409
Minority interest	35	29	23
Total equity	2,780	4,376	5,432

10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)
	Third quarter to		Nine months to
	31 December		31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
Operating profit	244	582	1,556	1,761
Depreciation and amortisation (note 3)	723	732	2,099	2,134
Leaver costs (note 3)	33	20	142	71
Specific items (note 4)	-	135	65	376
EBITDA before specific items and leaver costs	1,000	1,469	3,862	4,342
BT Global Services one-off charges	336	-	336	-
EBITDA before one-off charges, specific items and leaver costs	1,336	1,469	4,198	4,342

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

Independent review report to BT Group plc on the interim financial information

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 31 December, 2008, which comprises the group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with note 1 Basis of preparation and accounting policies.

The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The accounting policies which have been applied to prepare the condensed set of financial statements, included in this interim financial report, are the same as those used for the preparation of the consolidated financial statements for the year ended 31 March, 2008.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 31 December, 2008 is not prepared, in all material respects, in accordance with note 1 Basis of preparation and accounting policies.

PricewaterhouseCoopers LLP, Chartered Accountants

London
11 February 2009

Note:

The maintenance and integrity of the group's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue growth, EBITDA growth, cash generation and group cash flow; driving cost savings initiatives and control on capital expenditure; ability to deliver positive cash flow and excellent customer service in BT Global Services; one-off charges in BT Global Services; roll out of, and demand for, 21CN supported next generation, and Ethernet services; and BT's entry into new markets.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the results of management's ongoing review of BT Global Services and its major contracts; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 12 February, 2009